January 11, 2016
ROBERT A. FREEDMAN		EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Christian Windsor
Tabatha McCullom
Mary Mast
Eric Envall

Re:	AnaptysBio, Inc.
Registration Statement on Form S-1
Initially Filed September 9, 2015
File No. 333-206849

Ladies and Gentlemen:

On behalf of AnaptysBio, Inc. (the “Company”) we are transmitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 6, 2016 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 originally filed by the Company with the Commission on September 9, 2015, and most recently amended by Amendment No. 1 filed by the Company with the Commission on December 23, 2015 (the “Registration Statement”). We are also transmitting this letter in connection with the submission of a supplemental letter (the “Prior Response Letter”) dated as of September 24, 2015 related to our preliminary price range in response to a comment from the Staff contained in your letter dated August 13, 2015 (the “Prior Comment Letter”). We submit this letter to address the Staff’s comments in the Comment Letter and to further address comment 14 of the Prior Comment Letter concerning valuation considerations related to the Company’s recent equity awards, particularly for equity awards that were granted subsequent to the Prior Response Letter, and to assist the Staff in its review of the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Staff’s letters and the Staff’s comment is presented in bold italics. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

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Securities and Exchange Commission

Division of Corporation Finance

January 11, 2016

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

* * * * *

Responses to Staff Comments Contained in the Comment Letter

Prospectus Summary, page 1

1.	In this section, as well as in your disclosure on page 60 and on page 74, you discuss the strength and experience of your management team. However, on page 25, in the risk factor headed “We expect to expand and develop our regulatory capabilities…” you indicate that your management team does not have experience managing a growing pharmaceutical company. Please revise your disclosure in the Summary, Management’s Discussion and Analysis and the Business Section to put your discussion of the strength of your management team in context by discussing areas where the team lacks experience operating a growing company such as AnaptysBio, as mentioned in the risk factor.

In response to the Staff’s comment, the Company will revise its disclosure on pages 1, 60 and 76 of its preliminary prospectus (the “Preliminary Prospectus”) as indicated on Exhibit A.

Product Candidates, page 2

2.	In your discussion of ANB20 here and on page 76 you indicate that “the role of IL-33 signaling has been recently genetically validated through human studies.” Please provide more detail of these studies such as who conducted them and where were the results of these studies published.

In response to the Staff’s comment, the Company respectfully advises the Staff that scientific research illustrating that decreased IL-33 signaling reduces the incidence of asthma in humans has been conducted by researchers and has been published in peer-reviewed medical journals. In particular, the Company refers the Staff to the Journal of Clinical Immunology’s publication in April 2015 of “Functional analysis of protective IL1RL1 variants associated with asthma risk,” by Vladimir Ramirez-Carrozi, Ph.D., et al. The Company will revise its disclosure on pages 2 and 77 of its Preliminary Prospectus as indicated on Exhibit A to indicate that these studies were published in the medical literature.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

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Securities and Exchange Commission

Division of Corporation Finance

January 11, 2016

Responses to Staff Comments Contained in the Prior Comment Letter

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Overview

Critical Accounting Policies and Use of Estimates

Common Stock Valuations, page 65

14.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us with an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimate offering price.

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its Preliminary Prospectus for the proposed initial public offering (the “IPO”) that will be between $[*] and $[*] per share after effecting a proposed [*] to 1 reverse stock split (the “Price Range”). The Company anticipates effecting the reverse stock split in connection with its IPO pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus with the Commission (the “Stock Split”). The share numbers and stock prices set forth in this letter reflect the Stock Split and are all post-split. The Price Range has been determined based, in part, upon current market conditions, recent public offerings of other comparable companies and input received from the lead underwriters of the proposed offering, including discussions that took place on January 6, 2016, between senior management of the Company and representatives of Credit Suisse Securities (USA) LLC and Stifel Nicolaus & Company, Incorporated, the lead underwriters.

As stated in our Prior Response Letter, the Company first had formal discussions with representatives of the underwriting syndicate on September 17, 2015. Prior to September 17, 2015, no preliminary price range was presented to the Company. On January 6, 2016, the Company held its most recent discussions with the underwriting syndicate regarding a price range for the IPO. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

We supplementally advise the Staff that, as described on pages 66 and 67 of the Registration Statement, the Company’s Board of Directors (the “Board”) has determined the fair value of the Company’s common stock at the time of option grants by using the market approach outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, whereby the value of the Company is derived from the value of comparable companies, or interests in comparable companies, that have been sold in recent arm’s length transactions. In particular, the Company looked to other publicly-traded companies and calculated valuation multiples from these selected guideline companies to provide indications of how much a current investor in the marketplace would be willing to pay for a company with a similar business, size, geographic region and other operating characteristics. The Company also relied on data from actual transactions, such as mergers and acquisitions and completed initial public offerings in the Company’s industry and related industries. The Board also considered the status of the Company’s progress towards an IPO and valuations of the Company’s common stock by a third-party valuation firm and determined that the assumptions and inputs used in connection with such valuations reflected the Board’s and management’s best estimate of the business condition, prospects and operating and financial performance of the Company at each valuation date.

The third-party valuation reports as of March 31, 2015 (the “March Valuation Report”), June 30, 2015 (the “June Valuation Report”) and September 30, 2015 (the “September Valuation Report” and, together with

* Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

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Securities and Exchange Commission

Division of Corporation Finance

January 11, 2016

the March Valuation Report and June Valuation Report, the “Valuation Reports”), were prepared using the probability-weighted expected-return method (PWERM), in which the value of the Company’s common stock is estimated based on a probability-weighted average of the future enterprise value (calculated using the market approach described above) under several possible outcomes. The June Valuation Report and the September Valuation Report both take into account the completion of the Series D preferred stock financing at a price of $[*] per share, in which the Company raised approximately $40.8 million and which closed on July 13, 2015, which included sales to new investors exceeding 50% of the aggregate purchase price. Shares of the Company’s convertible preferred stock have rights, preferences and privileges senior to shares of the Company’s common stock, specifically, the right to receive dividends before any dividends declared or paid on any shares of the Company’s common stock, the right to receive proceeds upon a deemed liquidation event in preference to shares of common stock, anti-dilution protections and certain protective provisions that require the approval of the holders of shares of preferred stock for specific corporate actions. The Board used the Valuation Reports as one of the objective factors along with other subjective factors it considered in determining the fair value of the Company’s common stock.

The following table summarizes the options granted by the Company in 2015. No other equity awards were granted in 2015, and none have been granted in 2016.

Award Date	Shares Underlying	Valuation Date	Fair Value of Common Stock/ Exercise Price of Option		Discount for Lack of Marketability
June 10, 2015	[*]	March 31, 2015	$	[*]	22.7%
July 6, 2015	[*]	June 30, 2015	$	[*]	20.5%
August 14, 2015	[*]	June 30, 2015	$	[*]	20.5%
November 16, 2015	[*]	September 30, 2015	$	[*]	17.5%

We are supplementally providing the Staff the following discussion regarding the significant factors contributing to the difference between the estimated initial public offering price and the determined fair value of the Company’s common stock. The Company believes the difference between the fair value of the Company’s common stock on each of June 10, July 6, August 14 and November 16, 2015, on the one hand, and the Price Range estimated by the Company, on the other hand, is due to the following factors:

•	differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board on June 10, July 6, August 14 and November 16, 2015, including as described above in connection with the description of methodologies used for the Valuation Reports;

* Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

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Securities and Exchange Commission

Division of Corporation Finance

January 11, 2016

•	the Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created and, therefore, excludes any marketability or liquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s determinations of fair value on June 10, July 6, August 14 and November 16, 2015;

•	differences in comparable companies in the life sciences market discussed between the Company and the underwriters and used to determine the Price Range, as compared to the prior analysis applied and comparable companies used by the Board;

•	the Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Price Range; and

•	advancements in the development of the Company’s product candidates, in particular the submission of an Australian CTN for the Company’s lead product candidate ANB020 in December 2015, and advancements in the development of the product candidates of the Company’s collaborators, in particular, the submission of an IND for one of TESARO’s product candidates in December 2015.

The Company expects to include a price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as January 19, 2016. Such price range could differ from the Price Range based on then-current market conditions, continuing discussions with the underwriters and further business developments impacting the Company. We are providing this information to you supplementally to facilitate your review process.

The Company supplementally advises the Staff that, in the Preliminary Prospectus, it will include the following disclosure (with the blanks to be filled with post-Stock Split amounts):

“We determined, after consultation with the underwriters, that our initial public offering price range will be $     to $     per share. As of the dates of the June 10, 2015, July 6, 2015, August 14, 2015 and November 16, 2015 stock option grants, our board of directors had determined the fair value of our common stock to be $         per share (for the June 10, 2015 grants), $         per share (for the July 6, 2015 and August 14, 2015 grants) and $         per share (for the November 16, 2015 grants). The determination was based upon the factors described above. We believe the difference between the fair value of our common stock for the June 10, 2015, July 6, 2015, August 14, 2015 and November 16, 2015 grants, in each case as determined by our board of directors, and the initial offering price range is a result of the following factors:

•	differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with our management, which assume a successful initial public offering with no weighting attributed to any other outcome, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by our board of directors;

* Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

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Securities and Exchange Commission

Division of Corporation Finance

January 11, 2016

•	the price range necessarily assumes that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any marketability or liquidity discount for our common stock, which was appropriately taken into account in our board of directors’ fair value determinations;

•	differences in comparable companies in the life sciences market discussed between us and the underwriters as compared to the more narrow prior analysis applied and comparable companies used by our board of directors; and

•	advancements in the development of our product candidates, in particular the submission of an Australian CTN for ANB020 in December 2015, and advancements in the development of the product candidates of our collaborators, in particular, the submission of an IND for one of TESARO’s product candidates in December 2015.”

We have also attached for the Staff’s Review as Exhibit A to this letter certain proposed changes to be included in the Preliminary Prospectus that reflect the amended disclosures in response to the Staff’s comments in the Comment Letter, as well as those related to the Stock Split, the Price Range and the estimated proceeds to the Company from the offering. The Preliminary Prospectus as filed with the Commission will also contain additional changes throughout the entire document to reflect, in particular, the Stock Split.

The Company appreciates the Staff’s willingness to accommodate the Company and respectfully requests that the Staff review Exhibit A in advance of the filing of the Preliminary Prospectus.

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CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

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Securities and Exchange Commission

Division of Corporation Finance

January 11, 2016

Should the Staff have questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman

cc:

Hamza Suria, Chief Executive Officer

AnaptysBio, Inc.

Effie Toshav, Esq.

Matthew Rossiter, Esq.

Melissa V. Frayer, Esq.

Fenwick & West LLP

Charles Kim, Esq.

Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

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Securities and Exchange Commission

Division of Corporation Finance

January 11, 2016

Exhibit A

[*]

* Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

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